EXHIBIT 11.1

Cordia Corporation
Computation of Per Share Earnings (Loss)
(Unaudited)

	Nine Months Ended		Three Months Ended
	2006	2005	2006	2005

Net (Loss) Income	$(1,169,553)	$1,319,305	$(932,409)	$ 458,502

BASIC EARNINGS:

Weighted average number of common shares
outstanding	5,596,117	4,530,397	5,626,874	4,580,580

Basic (loss) earnings per common share	$ (0.21)	$ 0.29	$ (0.17)	$ 0.10

DILUTED EARNINGS:

Weighted average number of common shares
outstanding	5,596,117	4,530,397	5,626,874	4,580,580

Assumed conversion of preferred stock	-	1,140,110	-	1,426,630
Assumed exercise of stock options	-	512,729	-	578,141

Weighted average number of common shares
outstanding - as adjusted	5,596,117	6,183,236	5,626,874	6,585,351

Diluted (loss) earnings per common share	$ (0.21)	$ 0.21	$ (0.17)	$ 0.07